Exhibit 99.1

Madison Minerals Inc.

Condensed Consolidated Interim Financial Statements

Three Months Ended January 31, 2014

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Madison Minerals Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

MADISON MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)
As at

	January 31,	October 31,
	2014	2013
	(Unaudited)
ASSETS

Current Assets
Cash	$26,183	$85,940
Marketable securities	2,312	2,890
Receivable from joint venture partner (Note 3)	3,373	29,554
Receivables	753	2,813

Total current assets	32,621	121,197

Non-Current Assets
Reclamation deposits (Note 8)	9,283	9,283

Total non-current assets	9,283	9,283

Total Assets	$41,904	$130,480

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables (Note 4)	$449,404	$466,262

Shareholders’ Equity
Share capital (Note 5)	68,673,644	68,673,644
Reserves	3,658,614	3,658,614
Deficit	(72,739,758)	(72,668,040)

Total shareholders’ equity (deficiency)	(407,500)	(335,782)

Total Liabilities and Shareholders’ Equity	$41,904	$130,480

Nature and continuance of operations (Note 1)
Commitments (Note 7)
Subsequent events (Note 8)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on March 31, 2014

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MADISON MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
For the three months ended January 31, 2014 and 2013 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	2014	2013

EXPENSES
Accounting and audit	$9,000	$11,780
Amortization	-	3,236
Exploration expenditures	53,156	46,500
Insurance	1,850	1,910
Legal fees	2,178	7,352
Office and rent	3,775	38,108
Public relations	-	2,000
Salaries and benefits	-	32,412
Transfer agent fees	1,891	1,476

	(71,850)	(144,774)
OTHER INCOME (EXPENSES)
Foreign exchange gain (loss)	408	(630)
Interest earned	-	161
Project management fees	302	120
Write-down of marketable securities	(578)	-

	132	(349)

Loss for the period	(71,718)	(145,123)

Other comprehensive income (loss)
Unrealized gain (loss) on marketable securities	-	(2,890)

Total comprehensive loss for the period	$(71,718)	$(148,013)

Basic and diluted loss per common share	$(0.00)	$(0.00)

Weighted average number of common shares outstanding	40,906,727	40,906,727

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MADISON MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three months ended January 31, 2014 and 2014 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Share capital		Reserves			Total share-
	Number of		Share-based	Investment		holders’
	shares	Amount	payments	revaluation	Deficit	equity

Balance at November 1, 2012	40,906,727	$68,673,644	$3,658,614	$(21,675)	$(72,250,040)	$60,543
Total comprehensive loss for the period	-	-	-	(2,890)	(145,123)	(148,013)

Balance at January 31, 2013	40,906,727	$68,673,644	$3,658,614	$(24,565)	$(72,395,163)	$(87,470)

Balance at November 1, 2013	40,906,727	$68,673,644	$3,658,614	$-	$(72,668,040)	$(335,782)
Total comprehensive loss for the period	-	-	-	-	(71,718)	(71,718)

Balance at January 31, 2014	40,906,727	$68,673,644	$3,658,614	$-	$(72,739,758)	$(407,500)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

MADISON MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three months ended January 31, 2014 and 2013 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(71,718)	$(145,123)
Items not affecting cash:
Amortization	-	3,236
Write-down of marketable securities	578	-

Changes in non-cash working capital items:
Receivables	2,060	(29,092)
Trade and other payables	(16,858)	4,952

Net cash used in operating activities	(85,938)	(166,027)

CASH FLOWS FROM FINANCING ACTIVITIES
Receivable from joint venture partner	26,181	9,372

Change in cash	(59,757)	(156,655)

Cash, beginning of period	85,940	403,852

Cash, end of period	$26,183	$247,197

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended January 31, 2014 and 2013 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Madison Minerals Inc. was incorporated under the provisions of the Company Act of British Columbia. The Company is in the process of exploring its exploration and evaluation assets and has not determined whether these assets contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The address of the Company’s corporate office and principal place of business is Suite 300, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has a history of losses and no source of revenue. The continuing operations of the Company are dependent upon its ability to continue to raise adequate funding and to commence profitable operations in the future. These uncertainties raise substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Management has undertaken available cost cutting measures and is monitoring the Company’s cash flow. Until such time as the Company may decide to raise, and succeeds in raising, additional equity capital it intends to restrict its cash operating costs and investment in exploration and evaluation assets to a low level, conforming to funds available.

As at January 31,	2014	2013

Working Capital (Deficiency)	$(416,783)	$(101,386)
Deficit	$(72,739,758)	$(72,395,163)

Current assets amounted to $32,621 with current liabilities of $449,404 resulting in a working capital deficiency of $416,783. The Company does not believe that it has sufficient cash on hand to satisfy cash requirements for the next 12 months. Of the current liabilities amount, $385,230 is accrued in favour of directors and officers as set out in Note 7. The Company is dependent on the willingness of these parties to not seek to collect these accrued amounts.

Note 8 Subsequent events describes certain proposed transactions which if completed will materially alter the Company’s assets, liabilities, working capital and shareholders’ equity.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies and methods of computation applied by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended October 31, 2013.

The condensed consolidated interim financial statements do not include all of the information and note disclosures required for full annual financial statements and should be read in conjunction with the Company’s annual financial statements as at and for the year ended October 31, 2013.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended January 31, 2014 and 2013 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

3.	EXPLORATION AND EVALUATION ASSETS

Lewis Property, Nevada

Pursuant to a series of agreements set out more fully in Note 5 to the Company’s annual audited financial statements for the year ended October 31, 2013, the Company holds a 60% interest in this project in a joint venture with an arm’s-length party which holds 40%. Under the venture, the Company is the project manager and as a result, recovers certain exploration expenditures from the joint venture partner as well as charging a project management fee to offset certain administrative expenses.

As at January 31, 2014, the joint venture partner owed $3,373 (October 31, 2013 – $29,554) to the Company, in its capacity as the project manager, for exploration and management costs incurred on the project.

The Lewis Property is subject to a 5% gross royalty on gold or silver produced and a 4% net smelter returns royalty on all other metals. These royalties are subject to an annual advance minimum royalty of US$60,000, subject to annual escalation based upon a defined consumer price index (“CPI”), commencing in 2007 on the exercise of the purchase option. These royalties can be purchased for the price of US$4,000,000 for a period of one year following the exercise in December 2007 of the purchase option, or thereafter for a price which increases by US$500,000 per annum each December 27 for a period of 35 years.

During the fiscal year ended October 31, 2011 the Company recorded an impairment charge of $7,933,976 writing off all costs recorded in respect of the Lewis Property. Henceforth it commenced charging ongoing exploration and related costs to its consolidated statement of comprehensive loss, classified as exploration expenditures.

In November 2013 the parties made the required advance royalty payment in respect of calendar year 2014 of USD $76,499 of which the Company’s portion was USD $45,899, recorded as $48,630.

4.	TRADE AND OTHER PAYABLES

	January	October 31,
	31, 2014	2013
Accounts payable	$9,174	$35,032
Accrued payables (Note 6)	440,230	431,230
Trade and other payables	$449,404	$466,262

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended January 31, 2014 and 2013 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

5.	SHARE CAPITAL

	(a)	Authorized:

As at January 31, 2014, the authorized share capital of the Company was an unlimited number of common shares without par value.

	(b)	Issued:

Common shares: 40,906,727 (October 31, 2013 - 40,906,727)

	(c)	Warrants:

	Number of Warrants	Weighted Average
		Exercise Price

Outstanding at October 31, 2013 and January 31, 2014	1,000,000	$0.16

These warrants have the expiry date April 14, 2015.

6.	RELATED PARTY TRANSACTIONS

The Company incurred the following costs with key management personnel, consisting of senior officers, directors and a professional services firm controlled by a director:

	Three Months	Three Months
	Ended January	Ended January
	31, 2014	31, 2013
Directors’ fees	$-	$3,000
Accounting and audit	4,500	-
Legal fees	-	5,500
Salaries and benefits	-	18,360

	$4,500	$26,860

Directors’ fees, accounting and audit, legal fees and salaries and benefits have been expensed to operations based on the nature of the expenditure.

Included in accrued payables at January 31, 2014 is $385,230 (October 31, 2013 - $388,730) due to related parties.

Note 8 Subsequent events describes certain proposed transactions which if completed will eliminate all of the payables accrued in favour of the related parties.

7.	COMMITMENTS

To retain its interests, the Company is committed to certain advance royalty payments at the Lewis Property as set out in Note 3.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended January 31, 2014 and 2013 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

8.	SUBSEQUENT EVENTS

Reverse takeover transaction

On March 13, 2014 the Company entered into a share exchange agreement with Battle Mountain Gold Inc., a private company under the laws of British Columbia (“BMG”), and the securityholders of BMG, pursuant to which, among other matters, (i) the common shares of the Company will be consolidated on a one new share for four old shares basis, (ii) the Company will issue 15,420,000 of its post-consolidation shares to the securityholders of BMG at the deemed price of $0.12 per share, (iii) certain warrants held by BMG securityholders will be converted into warrants of the Company, and (iv) the Company will change its name to “Battle Mountain Gold Inc.”

Shares for debt

Conditional on the completion of the reverse takeover transaction, four directors of the Company have agreed to forgive an aggregate $192,616 of debt accrued for unpaid fees and to settle a remaining aggregate $192,616 by payment of cash of $96,308 and by the issue of an aggregate 1,926,160 shares, on a pre-consolidation basis, at the deemed price of $0.05 per share. The debts to be forgiven or settled as set out preceding are part of the Company’s accrued liabilities set out in Note 4.

Conditions precedent

These agreements and the proposed components contained within them are subject to approval by the Company’s shareholders, for which purpose a meeting has been called for April 30, 2014, to acceptance by the regulatory authorities, and to other conditions customary in a transaction of this nature.

Related party loan

On March 25, 2014 a director and senior officer of the Company made an unsecured loan to the Company of $20,000 for working capital purposes. The loan plus interest is payable on demand and bears simple interest at six per cent.

Reclamation deposits

Subsequent to January 31, 2014 the Company received a cash refund of all its reclamation deposits in the State of Nevada.

Madison Minerals Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JANUARY 31, 2014

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada.

Madison is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. The Lewis Gold Project has been Madison’s primary focus since 2005.

This MD&A is dated March 31, 2014 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are expressed in Canadian dollars. The discussion and analysis should be read together with the interim financial statements for the three months ended January 31, 2014 and related notes attached thereto (the “Q1 Financial Statements”). Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that users read the “Cautionary Statements” on the last page of this document.

Proposed transaction

Note 8 to the Q1 Financial Statements summarizes certain financial terms of a proposed business combination transaction which if completed will be fundamentally material to the Company, its share capital structure, its Board of Directors, its assets, liabilities, shareholders’ equity, working capital and liquidity. On March 28, 2013 the Company circulated a Management Information Circular (the “Circular”) in respect of a shareholders’ meeting to be held April 30, 2014 which contains detailed and comprehensive information about the proposed business combination, among other matters. This document is available on SEDAR at www.sedar.com and readers of this management discussion and analysis are strongly encouraged to read the Circular.

Readers should note that all remarks made throughout this management information and analysis having to do with the proposed business combination are by their nature forward-looking information and are contingent upon the business combination proceeding; this involves, among other matters, the future steps described in Note 8 to the Q1 Financial Statements under the heading Conditions precedent.

Overall Performance

The following summarizes the significant events and transactions in the Lewis Gold Project and our financing activities during and subsequent to the most recent fiscal quarter, November 2013 to January 2014. It should be noted that in March and April 2011 we completed two private placement financings generating gross proceeds of $395,000. These financings are the principal source of our cash position at the fiscal quarter end January 31, 2014 being $26,183 upon which we base our operations and activities for the fiscal year currently under way.

Lewis Gold Project, Nevada

During the past three fiscal years the joint venture has minimized expenditures on the Lewis Gold Project, reflecting our uncertainty about market and financing conditions. Notably, however, we expended $48,630 in November 2013 as our portion of the advance royalty payment for 2014. During the 2013-2014 first fiscal quarter we expended $53,156 on our 60% portion of JV costs. Of this amount, $48,630 was the advance royalty described preceding and the balance was principally for costs of a technical report on the Lewis Gold Project.

Our November 2013 payment indicates the intention of the joint venture partners to continue with our tenure and development of the Lewis Gold Project. During the 2012, 2013 and 2014 fiscal years we have, quarter by quarter, reclassified continuing exploration costs for the Lewis Gold Project from deferred costs on the statement of financial position to our statement of comprehensive loss, as the operating expense Exploration expenditures.

It is important to note that management continues to regard the Lewis Gold Project as a mineral property of merit and we continue to assess further stages of exploration and evaluation. A component of the proposed business combination described above, if completed, will be a substantial program of continuing exploration at the project.

Madison Minerals Inc.
Three months ended January 31, 2014
Management Discussion and Analysis
Page 2 of 6

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the Q1 Financial Statements, our financial reporting assumes continuing operations in the normal course of business. We believe this presumption is supported by the financings successfully completed approximately three years ago in March and April 2011, although our ability to continue similar financings on acceptable terms or at all cannot be assured.

At this stage of development, Madison does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Readers should note that during the first fiscal quarter of 2013-2014 the Company has drawn down its total cash resources by a net $59,757 as set out in the statement of cash flows, and that as at January 31, 2014 the Company had a working capital deficiency of $416,783 and a deficiency in shareholders’ equity of $407,500. Accordingly, Note 1 to the Q1 Financial Statements states that substantial doubt has been raised about our ability to continue as a going concern by the uncertainties described in that note. The proposed business combination described above, if completed, will eliminate the Company’s current substantial working capital deficiency and establish its ability to pay its current obligations as they become due.

Results of Operations – Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	January 31,	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,
	2014	2013	2013	2013	2013	2012	2012	2012
								[Note 1]
Total assets	$41,904	$130,480	$138,443	$225,049	$306,282	$449,343	$498,947	$574,352
Resource properties	nil	nil	nil	nil	nil	nil	nil	nil
Working capital (deficiency)	(416,783)	(345,065)	(272,833)	(164,368)	(101,386)	43,391	148,777	199,213
Shareholders’ equity (deficiency)	(407,500)	(335,782)	(263,550)	(153,687)	(87,470)	60,543	169,164	222,836
Revenues	nil	nil	nil	nil	nil	nil	nil	100,000
Net income (loss)	(71,718)	(92,262)	(111,308)	(69,307)	(145,123)	(130,665)	(56,499)	34,299
Earnings (loss) per share (Note 2)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	0.00

Note 1:	Revenue for this quarter is not in cash, is non-recurring and arises from shares received on the disposition of our interest in the Belencillo Project in Panama.

Note 2:	Losses per share for the 2013 fiscal year are less than one cent per quarter but aggregate one cent for the four quarter fiscal year.

Discussion of quarterly results

During the fiscal quarter ended January 31, 2014, total assets decreased to $42,000 from $130,000 at October 31, 2013, essentially arising from reductions in cash for our operating expenses, which now include exploration expenses at the Lewis Gold Project, offset by the collection of the amount receivable from our joint venture partner. The net income or loss experienced by Madison can be subject to wide variations arising from such matters as resource project costs, write-downs and dispositions, professional fees, and salary and office costs in a shared office premises; these factors are inherently subject to wide variation.

Madison’s management believes that the financial analysis of a resource exploration company is best focused on the statement of cash flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the Company while doing so. For the three months ended January 31, 2014 we decreased our cash resources by $60,000 made up mainly by the $72,000 cash costs of operations, including exploration expenses of $53,000 at the Lewis Gold Project. In the comparable 2013 period, we drew down cash resources by $157,000 made up of cash operating costs of $145,000 increased by a build-up of receivables of $29,000 and decreased by the collection of $9,000 receivable from our joint venture partner.

In the fiscal year-to-date, the principal component of our expenditures on the Lewis Gold Project was the $47,000 for the advance royalty payment. In the 2013 fiscal year, the principal component of our expenditures on the Lewis Gold Project was $45,000 for the advance royalty payment. The first fiscal quarter is typically heavily weighted by the annual advance royalty which is due in December.

Madison Minerals Inc.
Three months ended January 31, 2014
Management Discussion and Analysis
Page 3 of 6

Because of proceeds from the two financings completed 36 months ago in March and April 2011, Madison concluded the first fiscal quarter with a modest cash balance of $26,000. Working capital shows a deficiency of $417,000, primarily arising from $449,000 in current liabilities (of which $385,000 is accrued in favour of certain of our directors and officers as set out in Note 6 to the Q1 Financial Statements).

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as share-based payments, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense. Management of Madison does not believe that much meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements. Recent quarter-by-quarter costs are now stabilizing at relatively modest levels, of which the largest component is exploration cost at the Lewis Gold Project. Operating expenses for the quarter ended January 31, 2014 were $72,000 compared to $145,000 in the prior fiscal year’s first quarter. The principal components of the decrease were from office and rent costs and salaries and benefits costs. During the quarter Madison was in transition from sharing premises and staff at a large 15-person office to a single office with four persons on staff. We expect costs for the subsequent quarters to be less than or similar to this most recent quarter, with the important proviso that should the proposed business combination transaction be completed, exploration costs are expected to increase significantly. Changes in other expenses arising from the proposed business combination are, from our present point of view, somewhat difficult to predict with accuracy.

The significant changes in Madison’s key financial data over the eight quarters scheduled above are attributed principally to exploration expenditures on the Lewis Gold Project in Nevada and to administrative efforts in support of the project.

Liquidity

Based on its period-end working capital deficiency of $417,000, Madison may reasonably be regarded as not having sufficient funds to meet its general and administrative expenses and its share of the probable costs of carrying the Lewis Gold Project for the balance of the current 2013-2014 fiscal year in progress. However, as set out in Related Party Transactions below, related parties who are creditors in respect of $385,000 in accrued liabilities as at the year end have agreed informally to defer their claims to be paid. Notwithstanding this deferral, Madison is not expected to have sufficient funds to meet even a very carefully managed and diminished level of its expenses and costs described above. Should the proposed business combination proceed, the Company’s liquidity will be substantially improved on numerous levels: increased cash and diminished accrued payables to related parties being major components. Also, among other matters, the related party accrued liability creditors have entered into formal agreements, which are conditional upon the proposed business combination completing, which would result in the forgiveness of $192,000 of the total owing to them, to the settlement of $96,000 of the remainder by the issuance of shares, and to the discharge of the remaining $96,000 by payments to them in cash – cash which is on hand in, and would be provided by, the other company in the proposed business combination. The Circular, as referred to above and available on SEDAR, contains details of this.

Programs and budgets for 2014 for the Lewis Gold Project will conform to the funds available and are expected to be minimal, unless the proposed business combination set out above proceeds, in which case a substantial improvement in working capital will be achieved and a substantial increase in exploration costs funded. Setting aside the prospects for the proposed business combination proceeding, management notes emphatically that current market conditions at the date of this report are significantly unfavorable to providing equity funding to junior exploration companies such as Madison. If the proposed business combination does not proceed, for any of a variety of reasons spoken to in the Circular, the Company would immediately face a real risk of insolvency and an inability to continue.

Capital Resources

At January 31, 2014 and to the date of this report, Madison has a modest cash position but its working capital position is at the date of this report negative, mitigated by the fact that certain related parties who are creditors in respect of $385,000 in accrued liabilities have to date informally agreed to defer their claims to be paid. The preceding section Liquidity sets out the potential for these deferrals to be formalized and the liabilities fully discharged.

Related Party Transactions

During the three months ended January 31, 2014, Madison paid or accrued salaries and benefits of $4,500 to Ian Brown, the Chief Financial Officer for executive management services. By agreement, no fees were paid or accrued in respect of the Chief Executive Officer for his executive management services, nor for any directors’ fees. As at January 31, 2014, accounts payable and accrued liabilities included $258,130 due to Mr. Idziszek for accrued unpaid salary, $93,100 to Mr.

Madison Minerals Inc.
Three months ended January 31, 2014
Management Discussion and Analysis
Page 4 of 6

Stewart’s law firm for accrued and unbilled legal fees, and $17,000 to each of directors Sibthorpe and Danielson for accrued directors’ fees. These amounts, which arose in prior fiscal years, constitute the $385,230 proposed to be settled if the proposed business combination proceeds and as summarized above under the heading Liquidity. Accounts payable and accrued liabilities also include $3,000 of the $4,500 incurred with the Chief Financial Officer. All these transactions arose in the normal course of operations and are measured at the amount of consideration established and agreed to by the Company and the related parties. These related party creditors have agreed informally with Madison to not seek payment of these amounts until the Company is in a position to pay or otherwise settle these liabilities, and if the proposed business combination proceeds, the amounts totaling $385,230 will be discharged as described in the section Liquidity above, pursuant to formal agreements entered into subsequent to January 31 as set out in Note 8 to the Q1 Financial Statements.

Financial Instruments

Madison’s material financial instruments consist of cash, marketable securities, receivables (including amounts receivable from our joint venture partner), reclamation deposits, and trade and other payables. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash and marketable securities are carried at fair value using a level 1 fair value measurement. The fair values of our other financial instruments are approximately equal to their carrying values due to short maturity terms. As at January 31, 2014, of our total current assets of $32,621 the amount of $8,642 or 26% represented the translated value of U.S. dollar bank holdings and a U.S. dollar receivable, exposing the Company, on an accounting basis, to a very modest foreign exchange risk. At January 31, 2014 we did not have material payable balances denominated in U.S. dollars. Madison has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations. Our marketable securities are measured at fair value based on quoted market prices, using the closing bid price at the statement of financial position date. This is consistent with level 1 of the fair value hierarchy described in Note 10 to the October 31, 2013 audited Financial Statements.

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment constitute the most serious risk threats.

Risks of current proposed transaction not completing, and risk of insolvency

As set out in Note 1 to the Q1 Financial Statements at January 31, 2014 the Company had a working capital deficiency of $416,783 and current assets totaling only $32,621of which cash was only $26,183. Since that date, the Company’s cash position has diminished and its accounts payable and accrued liabilities have increased.

Should the proposed business combination transaction set out in the Circular and summarized in Note 8 to the Q1 Financial Statements not proceed, the Company faces an immediate risk of insolvency, being unable to meet its current obligations as they become due. The Circular and Note 8 set out or summarize, respectively, a number of conditions which must be met in order for the proposed business combination to proceed.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.14 to a low of $0.025 in the period beginning November 1, 2011 and ending on the date of this report. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will improve from current valuations. For many recent months, the price of the Company’s shares has been at the low end of this range.

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties in the hope of locating mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is a low likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves,

Madison Minerals Inc.
Three months ended January 31, 2014
Management Discussion and Analysis
Page 5 of 6

which itself is subject to numerous risk factors. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties. Such delays could have a materially adverse affect on the financial performance of the Company.

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

The Company presently has minimal financial resources to undertake its share of the carrying cost of the Lewis Gold Project or to provide for administrative costs for the coming year. Further exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, equity financing, debt financing, or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Statutory Disclosure

Important additional information about Madison, including previous financial statements, news releases, technical reports and material change reports, is available on the SEDAR website – www.sedar.com.

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses for the current fiscal year to date are provided in the financial statements to which this MD&A relates.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 40,906,727 were outstanding at January 31, 2014 and as at the date hereof.

At January 31, 2014 and the date of this report Madison had no incentive stock options outstanding.

At January 31, 2014 and the date of this report Madison had 1,000,000 share purchase warrants outstanding as set out in Note 5(c) to the Q1 Financial Statements, exercisable at $0.16 per warrant for a term expiring in April 2015.

Should the proposed business combination summarized in Note 8 to the Q1 Financial Statements proceed, the outstanding shares will be consolidated on a one new share for four old shares basis, additional shares will be issued, the terms of the existing warrants will be adjusted commensurately, and new warrants will be issued, as set out in greater detail in the Circular.

Vancouver, British Columbia	ÐÑÐÑÐÑ	March 31, 2014

 We recommend that users of this report read the Cautionary Statements on the page following.

Madison Minerals Inc.
Three months ended January 31, 2014
Management Discussion and Analysis

Cautionary Statements
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding the proposed business combination transaction first set out above under the heading Proposed transaction, and further alluded to from time to time elsewhere in this document, our exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, (ii) our expectation that certain related party creditors will continue to defer the payment of substantial amounts accrued and owing to them, and (iii) estimates of share-based payments expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward- looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price and other volatility in the financial markets and in the mineral commodities we seek, operational and political risks, and risks associated with the failure of the proposed business combination to complete. We recommend that users of this document do not place undue reliance on forward-looking statements.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Chet Idziszek, Chief Executive Officer of Madison Minerals Inc. certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Madison Minerals Inc. (the “issuer”) for the interim period ended January 31st , 2014.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: April 1, 2014

“Chet Idziszek”
Chet Idziszek
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Ian Brown, Chief Financial Officer of Madison Minerals Inc. certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Madison Minerals Inc. (the “issuer”) for the interim period ended January 31st , 2014.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: April 1, 2014

“Ian Brown”
Ian Brown
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.